

02007965

SECU[illegible] [illegible]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/2001 (MM/DD/YY) AND ENDING 7/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACE DIVERSIFIED CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8855 E. VALLEY BLVD., SUITE 205
(No. and Street)

ROSEMEAD	CALIFORNIA	91770
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LYNNWOOD JEN (626) 292-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HSU, YIM, LEUNG & KOO LLP
(Name – *if individual, state last, first, middle name*)

3223 DEL MAR AVENUE	ROSEMEAD	CALIFORNIA	91770
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LYNNWOOD JEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACE DIVERSIFIED CAPITAL, INC., as of JULY 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CATHERINE KUO
Commission # 1287803
Notary Public - California
Los Angeles County
My Comm. Expires Jan 16, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACE DIVERSIFIED CAPTIAL, INC.
FINANCIAL REPORT
WITH
SUPPLEMENTARY INFORMATION
JULY 31, 2002

HSU, YIM, LEUNG & KOO LLP
CERTIFIED PUBLIC ACCOUNTANTS

ACE DIVERSIFIED CAPITAL, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT-------------------------------	2
BALANCE SHEET--	3
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT	4
STATEMENT OF CASH FLOWS--------------------------------------	5
NOTES TO FINANCIAL STATEMENTS------------------------------	6 - 9
SUPPLEMENTARY INFORMATION--------------------------------	10- 11



HSU, YIM, LEUNG & KOO LLP
CERTIFIED PUBLIC ACCOUNTANTS
3223 DEL MAR AVENUE
ROSEMEAD, CALIFORNIA 91770-2327

TEL: (626) 288-5430
FAX: (626) 288-7928

ALBERT D. HSU, C.P.A., M.B.A.
TAT M. YIM, C.P.A., M.B.A.
HOK Y. LEUNG, C.P.A., M.B.T., M.B.A.
TIM S. KOO, C.P.A., M.S.

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
ACE Diversified Capital, Inc.
Rosemead, CA 91770

We have audited the accompanying balance sheet of **ACE Diversified Capital, Inc.** as of July 31, 2002 and the related statements of operations, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ACE Diversified Capital, Inc.** as of July 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hsu, Yim, Leung & Koo LLP

September 16, 2002

ACE DIVERSIFIED CAPITAL, INC.
BALANCE SHEET
JULY 31, 2002

ASSETS

Current Assets	
Cash	$ 14,034
Deposits with clearing organizations (Note 4)	222,418
Receivable from clearing organization	22,173
Prepaid income tax (Note 1)	7,480
Other receivables	549
Total Current Assets	266,654
Property and Equipment, Less Accumulated Depreciation of $56,990 (Notes 1 and 7)	70,754
Other Assets	
Deferred tax asset - non-current (Notes 1 and 2)	23,300
Deposits	3,400
Total Other Assets	26,700
	$364,108

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$136,481
Accrued expenses	4,069
Payroll taxes payable	24
Total Current Liabilities	140,574
Commitments and Contingencies (Note 5)	-
Stockholders' Equity	
Common stock	
No par value, 1,000,000 shares authorized, 55,000 shares issued and outstanding	55,000
Additional paid-in capital	284,150
Accumulated deficit	(115,616)
Total Stockholders' Equity	223,534
	$364,108

See accompanying notes to financial statements.

ACE DIVERSIFIED CAPITAL, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED JULY 31, 2002

Revenues	
Commissions	$ 381,776
Realized loss from sale of securities	(11,819)
Other income	14,077
	384,034
Operating Expenses	
Commissions	140,542
Clearance fees	212,512
Salaries & payroll taxes	7,888
Regulatory expenses	3,324
Depreciation	13,506
Interest expense	1,057
Other operating expenses	105,132
	483,961
Loss before Benefit from Income Taxes	(99,927)
Benefit from Income Tax (Notes 1 and 2)	22,281
Net loss	(77,646)
Accumulated Deficit, beginning of the year	(37,970)
Accumulated Deficit, end of the year	$ (115,616)

See accompanying notes to financial statements.

ACE DIVERSIFIED CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2002

Cash Flows from Operating Activities:		
Net Loss		$ (77,646)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 13,506	
Net realized loss on sale of securities	11,819	
(Increase) decrease in:		
Cash deposits with clearing organization	81,931	
Receivable from clearing organization	(11,028)	
Deferred tax assets	(23,104)	
Prepaid income tax	6,921	
Other receivables	(549)	
Deposit	3,400	
Increase (decrease) in:		
Commissions payable	30,215	
Accrued expenses	2,203	
Payroll taxes payable	(270)	
Payable to clearing organization	(13,480)	
Total adjustments		101,564
Net Cash Provided by Operating Activities		23,918
Cash Flows from Investing Activities:		
Purchase of securities	(2,240,981)	
Proceeds from sale of securities	2,229,162	
Net Cash Used by Investing Activities		(11,819)
Net Increase in Cash		12,099
Cash at Beginning of Year		1,935
Cash at End of Year		$ 14,034

See accompanying notes to financial statements.

ACE DIVERSIFIED CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears its client's cash and margin accounts through another broker-dealer on a fully disclosed basis.

The following, together with disclosures elsewhere in the financial statements, comprise the significant accounting policies used in preparing the accompanying financial statements.

Accounting Method

The Company uses the accrual method of accounting to maintain its books, by which revenue is recognized when earned and expenses are recognized when accrued. Commission income and expenses are recorded on a trade date basis.

Depreciation

Properties and equipment are carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred whereas major additions and betterments are capitalized.

Depreciation is provided using the straight-line method over estimated useful lives of the assets. Depreciation expense for the year amounted to $13,506.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year amounted to $4,514.

ACE DIVERSIFIED CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JULY 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(2) INCOME TAX PROVISION

The provision for income taxes consists of the following:

Current	$ 800
Deferred	(23,081)
Total	$(22,281)

Deferred income tax benefits and taxes result from temporary difference in the recognition of revenue and expenses for tax and financial reporting purposes.

The primary sources of the difference are the benefit of current year net operating loss and the use of SOP 98-5 for financial reporting purpose. The company may carryback $5,606 of current year federal net operating loss to an earlier year. Net operating loss carryforwards of approximate $94,700 and $148,300 are available to offset federal and state taxable income in future years, respectively, expiring as follows on the year ending July 31: 2022 - $94,765 for federal purposes and 2011 - $48,792; 2012 - $99,571 for state purposes.

(2) INCOME TAX PROVISION (Continued)

The Company's deferred tax asset and deferred tax asset valuation allowance at July 31, 2002 are as follows:

Total deferred tax asset	$ 23,300
Less valuation allowance	-
Net deferred tax asset	$ 23,300

(3) NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital. At July 31, 2002 the Company had net capital of $118,051(page 10), which was $108,679 in excess of its required net capital of $9,372.

(4) DEPOSITS WITH CLEARING ORGANIZATIONS

At July 31, 2002 the Company maintains a cash deposit with clearing organizations of $222,418.

(5) COMMITMENTS AND CONTINGENCIES

The Company conducts its operations from facilities that are leased under a two-year operating lease expiring on June 30, 2004. The Company agreed to pay a monthly base rent of $3,850 and $4,000, for the year ended June 30, 2003 and 2004, respectively. Rental expenses amounted to $47,894 during the year under this agreement.

The following is a schedule of future minimum rental payments required under the above operating lease as of July 31, 2002:

Year Ending July 31	Amount
2003	$46,350
2004	44,000
	$90,350

ACE DIVERSIFIED CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JULY 31, 2002

(6) SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid during the year for:	
Interest	$ 1,058
Income tax	0

(7) PROPERTY AND EQUIPMENT

Leasehold improvement	$63,095
Office equipment	46,346
Furniture & fixtures	18,303
	127,744
Accumulated depreciation	(56,990)
Net book value	$70,754

ACE DIVERSIFIED CAPITAL, INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACTS OF 1934
AS OF JULY 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity	$223,534
Less: nonallowable assets	(105,483)
Net capital	$118,051

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total indebtedness)	$ 9,372
Minimum dollar net capital required	5,000
Net capital required	9,372
Net capital	$118,051
Net capital required	9,372
Excess net capital	$108,679

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$140,574
Percent of aggregate indebtedness to net capital	119.08%

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION

Net capital per Company's computation	$103,791
Add: adjustments to payable	14,260
Net capital per audited financial statements	$118,051

ACE DIVERSIFIED CAPITAL, INC.
SUPPLEMENTARY INFORMATION (CONTINUED)
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACTS OF 1934
AS OF JULY 31, 2002

RESERVE REQUIREMENTS UNDER RULE 15c3-3

The company claims an exemption from Rule 15c3-3, the basis of its claim is as follows:

All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company does not have liabilities subordinated to claims of general creditors.

COMPUTATION FOR DETERMINATION OF RESERVE PURSUANT TO RULE 15c3-3

The Company claims an exemption from Rule 15c3-3, the basis of its claim is as follows:

All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable to Company's operations.

ACE DIVERSIFIED CAPITAL, INC.
SUPPLEMENTAL REPORT
ON
INTERNAL CONTROL STRUCTURE
JULY 31, 2002

HSU, YIM, LEUNG & KOO LLP
CERTIFIED PUBLIC ACCOUNTANTS

HSU, YIM, LEUNG & KOO LLP
CERTIFIED PUBLIC ACCOUNTANTS
3223 DEL MAR AVENUE
ROSEMEAD, CALIFORNIA 91770-2327

ALBERT D. HSU, C.P.A., M.B.A.
TAT M. YIM, C.P.A., M.B.A.
HOK Y. LEUNG, C.P.A., M.B.T., M.B.A.
TIM S. KOO, C.P.A., M.S.

TEL: (626) 288-5430
FAX: (626) 288-7928

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

ACE Diversified Capital, Inc.
Rosemead, CA 91770

In planning and performing our audit of the financial statements of **ACE Diversified Capital, Inc.** for the year ended July 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rosemead, California
September 16, 2002